Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province Diamonds Completes Compulsory Acquisition and
    Increases Ownership of Camphor Ventures to 100%

    /NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE
    SERVICES/

    Shares Issued and Outstanding: 59,723,531
    TSX: MPV
    AMEX: MDM

    TORONTO and NEW YORK, June 20 /CNW/ - Mountain Province Diamonds Inc.
(TSX: MPV, AMEX: MDM) (the "Company" or "Mountain Province") is pleased to announce that it has acquired the remaining 653,752 common shares of Camphor
Ventures Inc. ("Camphor") not already owned by Mountain Province, following the expiry June 19, 2007 of its Notice of Compulsory Acquisition (the
"Compulsory Acquisition") issued April 19, 2007, to acquire all of the remaining Camphor common shares pursuant to the British Columbia Business
Corporations Act. Mountain Province has now acquired a total of 9,884,915
Camphor common shares. As a result, the Company now owns an aggregate of
14,877,665 Camphor common shares, representing 100% of the Camphor common shares on a non-diluted basis. Pursuant to the terms of the Compulsory
Acquisition, Mountain Province shall issue 0.41 of one (1) Mountain Province common share in exchange for each of the Camphor common shares acquired under the Compulsory Acquisition. Immediately following the take-up of the remainder of the Camphor shares, all outstanding Camphor options will be taken up and exchanged for Mountain Province options on a 0.41 for one (1) basis.

    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at
1.35 carats per tonne (approximately 22.9 million carats). Gahcho Ku is currently in the permitting and advanced exploration stage of development. At full production, the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.

    Qualified Person
    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements
    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

    The Toronto Stock Exchange and the TSX Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
    (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 10:45e 20-JUN-07